UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010.
Commission File Number: 001-31221
Total number of pages: 13

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: November 4, 2010	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	Report filed on November 4, 2010 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2010 and MARCH 31, 2010

	Millions of yen
	September 30, 2010	March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥529,726	¥357,715
Short-term investments	393,299	403,010
Accounts receivable	745,393	838,226
Allowance for doubtful accounts	(15,557)	(15,633)
Credit card receivables	150,782	126,009
Inventories	174,113	141,277
Deferred tax assets	82,928	100,545
Prepaid expenses and other current assets	115,915	109,829

Total current assets	2,176,599	2,060,978

Property, plant and equipment:
Wireless telecommunications equipment	5,536,436	5,478,833
Buildings and structures	837,679	830,921
Tools, furniture and fixtures	521,941	516,084
Land	199,180	199,018
Construction in progress	107,213	83,608
Accumulated depreciation and amortization	(4,624,610)	(4,500,874)

Total property, plant and equipment, net	2,577,839	2,607,590

Non-current investments and other assets:
Investments in affiliates	551,411	578,095
Marketable securities and other investments	135,425	151,026
Intangible assets, net	642,663	628,691
Goodwill	196,822	198,436
Other assets	254,778	257,911
Deferred tax assets	296,334	274,048

Total non-current investments and other assets	2,077,433	2,088,207

Total assets	¥6,831,871	¥6,756,775

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥285,363	¥180,716
Short-term borrowings	76	78
Accounts payable, trade	513,925	632,437
Accrued payroll	52,840	54,580
Accrued interest	990	995
Accrued income taxes	200,307	185,890
Other current liabilities	116,966	133,466

Total current liabilities	1,170,467	1,188,162

Long-term liabilities:
Long-term debt (exclusive of current portion)	323,911	429,553
Accrued liabilities for point programs	194,172	151,628
Liability for employees’ retirement benefits	142,069	138,447
Other long-term liabilities	158,506	186,539

Total long-term liabilities	818,658	906,167

Total liabilities	1,989,125	2,094,329

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	757,109	757,109
Retained earnings	3,549,402	3,347,830
Accumulated other comprehensive income (loss)	(58,328)	(37,379)
Treasury stock, at cost	(381,363)	(381,363)
Total NTT DOCOMO, INC. shareholders’ equity	4,816,500	4,635,877
Noncontrolling interests	26,246	26,569

Total equity	4,842,746	4,662,446

Commitments and contingencies

Total liabilities and equity	¥6,831,871	¥6,756,775

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
SIX MONTHS ENDED SEPTEMBER 30, 2009 and 2010

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2009	September 30, 2010
Operating revenues:
Wireless services	¥1,893,265	¥1,898,995
Equipment sales	252,542	239,157

Total operating revenues	2,145,807	2,138,152

Operating expenses:
Cost of services (exclusive of items shown separately below)	449,617	451,811
Cost of equipment sold (exclusive of items shown separately below)	340,877	320,830
Depreciation and amortization	337,809	321,967
Selling, general and administrative	532,281	512,074

Total operating expenses	1,660,584	1,606,682

Operating income	485,223	531,470

Other income (expense):
Interest expense	(2,989)	(2,523)
Interest income	668	691
Other, net	(3,021)	(2,630)

Total other income (expense)	(5,342)	(4,462)

Income before income taxes and equity in net income (losses) of affiliates	479,881	527,008

Income taxes:
Current	210,887	204,522
Deferred	(16,764)	8,682

Total income taxes	194,123	213,204

Income before equity in net income (losses) of affiliates	285,758	313,804

Equity in net income (losses) of affiliates, net of applicable taxes	292	(2,978)

Net income	286,050	310,826

Less: Net (income) loss attributable to noncontrolling interests	(1,332)	(1,079)

Net income attributable to NTT DOCOMO, INC.	¥284,718	¥309,747

Net income	¥286,050	¥310,826
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	14,082	(7,586)
Change in fair value of derivative instruments, net of applicable taxes	(35)	(54)
Foreign currency translation adjustment, net of applicable taxes	11,691	(13,335)
Pension liability adjustment, net of applicable taxes	296	10

Total other comprehensive income (loss)	26,034	(20,965)

Comprehensive income	312,084	289,861

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,346)	(1,063)

Comprehensive income attributable to NTT DOCOMO, INC.	¥310,738	¥288,798

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,759,807	41,605,742

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥6,817.99	¥7,444.81

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2009 and 2010

	Millions of yen
	Three Months Ended	Three Months Ended
	September 30, 2009	September 30, 2010
Operating revenues:
Wireless services	¥951,470	¥955,098
Equipment sales	109,583	93,809

Total operating revenues	1,061,053	1,048,907

Operating expenses:
Cost of services (exclusive of items shown separately below)	230,286	229,620
Cost of equipment sold (exclusive of items shown separately below)	150,051	136,317
Depreciation and amortization	168,804	163,917
Selling, general and administrative	278,508	228,101

Total operating expenses	827,649	757,955

Operating income	233,404	290,952

Other income (expense):
Interest expense	(1,375)	(1,196)
Interest income	350	334
Other, net	38	(3,641)

Total other income (expense)	(987)	(4,503)

Income before income taxes and equity in net income (losses) of affiliates	232,417	286,449

Income taxes:
Current	121,356	114,855
Deferred	(27,476)	1,286

Total income taxes	93,880	116,141

Income before equity in net income (losses) of affiliates	138,537	170,308

Equity in net income (losses) of affiliates, net of applicable taxes	(529)	(2,067)

Net income	138,008	168,241

Less: Net (income) loss attributable to noncontrolling interests	(666)	(647)

Net income attributable to NTT DOCOMO, INC.	¥137,342	¥167,594

Net income	¥138,008	¥168,241
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	3,620	1,371
Change in fair value of derivative instruments, net of applicable taxes	(8)	(29)
Foreign currency translation adjustment, net of applicable taxes	2,805	(22,435)
Pension liability adjustment, net of applicable taxes	147	46

Total other comprehensive income (loss)	6,564	(21,047)

Comprehensive income	144,572	147,194

Less: Comprehensive (income) loss attributable to noncontrolling interests	(665)	(624)

Comprehensive income attributable to NTT DOCOMO, INC.	¥143,907	¥146,570

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,759,807	41,605,742

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,288.86	¥4,028.15

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS ENDED SEPTEMBER 30, 2009 and 2010

	Millions of yen
	Six Months Ended	Six Months Ended
	September 30, 2009	September 30, 2010
Cash flows from operating activities:
Net income	¥286,050	¥310,826
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	337,809	321,967
Deferred taxes	(16,439)	6,377
Loss on sale or disposal of property, plant and equipment	12,973	7,231
Equity in net (income) losses of affiliates	(366)	5,514
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	55,730	92,307
Increase / (decrease) in allowance for doubtful accounts	1,874	(35)
(Increase) / decrease in credit card receivables	(16,735)	(14,213)
(Increase) / decrease in inventories	(54,755)	(32,919)
(Increase) / decrease in prepaid expenses and other current assets	3,987	(5,372)
(Increase) / decrease in non-current installment receivable for handsets	13,982	6,210
Increase / (decrease) in accounts payable, trade	(136,209)	(96,289)
Increase / (decrease) in accrued income taxes	(31,927)	14,437
Increase / (decrease) in other current liabilities	(3,022)	(17,558)
Increase / (decrease) in accrued liabilities for point programs	18,937	42,544
Increase / (decrease) in liability for employees’ retirement benefits	4,951	3,623
Increase / (decrease) in other long-term liabilities	18,259	(29,322)
Other, net	13,437	17,937

Net cash provided by operating activities	508,536	633,265

Cash flows from investing activities:
Purchases of property, plant and equipment	(249,126)	(215,806)
Purchases of intangible and other assets	(132,956)	(124,330)
Purchases of non-current investments	(8,992)	(2,529)
Proceeds from sale of non-current investments	9,124	525
Acquisitions of new subsidiaries, net of cash acquired	(24,904)	—
Purchases of short-term investments	(33,758)	(373,671)
Redemption of short-term investments	6,718	313,394
Long-term bailment for consumption to a related party	—	(10,000)
Short-term bailment for consumption to a related party	—	(20,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	(7,231)	(6,236)

Net cash used in investing activities	(441,125)	(348,653)

Cash flows from financing activities:
Repayment of long-term debt	(15,000)	(32)
Proceeds from short-term borrowings	138,149	367
Repayment of short-term borrowings	(138,149)	(353)
Principal payments under capital lease obligations	(1,696)	(2,135)
Dividends paid	(100,190)	(108,135)
Other, net	(3)	(1,243)

Net cash provided by (used in) financing activities	(116,889)	(111,531)

Effect of exchange rate changes on cash and cash equivalents	572	(1,070)

Net increase (decrease) in cash and cash equivalents	(48,906)	172,011
Cash and cash equivalents at beginning of period	599,548	357,715

Cash and cash equivalents at end of period	¥550,642	¥529,726

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥675	¥301
Cash paid during the period for:
Interest, net of amount capitalized	3,122	2,530
Income taxes	242,683	189,772
See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. Basis of presentation:
The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.
2. Summary of significant accounting and reporting policies:
(1) Recent accounting pronouncements—
In October 2009, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements”. ASU2009-13 will require allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminate residual method of allocation. ASU2009-13 is effective for fiscal years beginning on or after June 15, 2010. DOCOMO is currently evaluating the impact of adopting ASU2009-13 on DOCOMO’s result of operations and financial position.
In July 2010, FASB issued ASU2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU2010-20 will require enhanced disclosures regarding the nature of the credit risk inherent in the entity’s financing receivables, how that credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting periods are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of ASU2010-20 will not have any impact on DOCOMO’s results of operations and financial position. DOCOMO is currently considering the additional disclosures in accordance with ASU2010-20.
(2) Reclassifications—
Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2010.
3. Equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
In the general meeting of shareholders held on June 18, 2010, the shareholders approved cash dividends of ¥108,175 million or ¥2,600 per share, payable to shareholders recorded as of March 31, 2010, which were declared by the board of directors on April 28, 2010. The source of dividends was “Retained earnings”. DOCOMO started to pay the dividends on June 21, 2010.
On October 28, 2010, the board of directors declared cash dividends of ¥108,175 million or ¥2,600 per share, payable to shareholders recorded as of September 30, 2010. The source of dividends will be “Retained Earnings”. DOCOMO plans to start paying the dividends on November 19, 2010.
In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.
With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.
Issued shares and treasury stock —
The changes in the number of issued shares and treasury stock were as follows.
DOCOMO has not issued shares other than shares of its common stock.

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2009	43,950,000	2,190,193

As of September 30, 2009	43,950,000	2,190,193

Acquisition of treasury stock based on the resolution of the board of directors	—	154,065

Retirement of treasury stock	(160,000)	(160,000)

As of March 31, 2010	43,790,000	2,184,258

As of September 30, 2010	43,790,000	2,184,258

The general meeting of shareholders approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the general		be repurchased	repurchase
meeting of shareholders	Term of repurchase	(Shares)	(Millions of yen)
June 20, 2008	June 21, 2008 — June 20, 2009	900,000	¥150,000
The meeting of the board of directors approved stock repurchase plans as follows:

		Approved maximum	Approved maximum
		number of treasury stock to	budget for share
Date of the meeting of the		be repurchased	repurchase
board of directors	Term of repurchase	(Shares)	(Millions of yen)
November 9, 2009	November 10, 2009 — November 30, 2009	160,000	¥20,000
DOCOMO did not repurchase shares for the six months ended September 30, 2009 and 2010.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
Per share data —
Per share data is as follows:

	Yen
	Six months ended	Six months ended
	September 30, 2009	September 30, 2010
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥6,817.99	¥7,444.81

	Yen
	Three months ended	Three months ended
	September 30, 2009	September 30, 2010
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,288.86	¥4,028.15

	Yen
	September 30, 2010	March 31, 2010
NTT DOCOMO, INC. shareholders’ equity per share	¥115,765.27	¥111,423.97

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
4. Segment information:
The operating segments reported below are those for which segment-specific financial information is available. DOCOMO’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.
DOCOMO has two operating segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous businesses segment includes home shopping services provided primarily through TV media, high-speed internet connection for hotel facilities, advertisement services, development, sales and maintenance of IT systems, credit services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO plans to terminate mova services on March 31, 2012.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information derived from DOCOMO’s management reports.
Segment information is as follows:

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2009	business	businesses	Consolidated
Operating revenues	¥1,031,139	¥29,914	¥1,061,053
Operating expenses	796,867	30,782	827,649

Operating income (loss)	¥234,272	¥(868)	¥233,404

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
September 30, 2010	business	businesses	Consolidated
Operating revenues	¥1,017,785	¥31,122	¥1,048,907
Operating expenses	726,629	31,326	757,955

Operating income (loss)	¥291,156	¥(204)	¥290,952

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2009	business	businesses	Consolidated
Operating revenues	¥2,089,032	¥56,775	¥2,145,807
Operating expenses	1,599,529	61,055	1,660,584

Operating income (loss)	¥489,503	¥(4,280)	¥485,223

	Millions of yen
Six months ended	Mobile phone	Miscellaneous
September 30, 2010	business	businesses	Consolidated
Operating revenues	¥2,071,802	¥66,350	¥2,138,152
Operating expenses	1,538,676	68,006	1,606,682

Operating income (loss)	¥533,126	¥(1,656)	¥531,470

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
DOCOMO does not disclose geographical information, since the amounts of operating revenues generated outside Japan are immaterial.
5. Contingencies:
Litigation —
As of September 30, 2010, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.
DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.
Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
6. Fair value measurements:
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:
Level 1 — quoted prices in active markets for identical assets or liabilities
Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability
Level 3 — unobservable inputs for the asset or liability
DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation (for example, impaired assets).
(1) Assets and liabilities measured at fair value on a recurring basis
DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.
DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at September 30, 2010 and March 31, 2010 were as follows:

	Millions of yen
	September 30, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥44,870	¥44,870	¥—	¥—
Equity securities (foreign)	76,252	76,252	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	121,126	121,126	—	—

Derivatives
Interest rate swap agreements	2,369	—	2,369	—

Total derivatives	2,369	—	2,369	—

Total assets	¥123,495	¥121,126	¥2,369	¥—

Liabilities:
Derivatives
Non-deliverable forward contracts (NDF)	¥4	¥—	¥4	¥—

Foreign currency option contracts	2,223	—	2,223	—

Total derivatives	2,227	—	2,227	—

Total liabilities	¥2,227	¥—	¥2,227	¥—

There were no significant transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Millions of yen
	March 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥53,029	¥53,029	¥—	¥—
Equity securities (foreign)	83,598	83,598	—	—
Debt securities (foreign)	4	4	—	—

Total available-for-sale securities	136,631	136,631	—	—

Derivatives
Interest rate swap agreements	3,297	—	3,297	—

Total derivatives	3,297	—	3,297	—

Total assets	¥139,928	¥136,631	¥3,297	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥108	¥—	¥108	¥—
Foreign currency option contracts	1,552	—	1,552	—

Total derivatives	1,660	—	1,660	—

Total liabilities	¥1,660	¥—	¥1,660	¥—

There were no significant transfers between Level 1 and Level 2.
Available-for-sale securities
Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.
Derivatives
Derivative instruments are interest rate swap agreements, foreign exchange forward contracts, non-deliverable forward contracts (NDF) and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.
(2) Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.
DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.
DOCOMO omitted the disclosure about assets and liabilities measured on a nonrecurring basis because of its immateriality.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
7. Subsequent event:
There had been no significant subsequent event to be disclosed that occurred subsequent to the balance sheet date through the date when the accompanying quarterly consolidated financial statements were issued.